

07005854

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49268

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/06_____ AND ENDING _____12/31/06_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Growth Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED

1200 N. Federal Highway, Suite 400
                                    (No. and Street)   **MAR 2 9 2007**

Boca Raton   FL   33432
        (City)   (State)   **THOMSON**   (Zip Code)
                                                       FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Jacobs   (561) 417-5680
                                                       (Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
                          (Name – if individual, state last, first, middle name)

1900 NW Corporate Blvd. Suite 300 E   Boca Raton   Florida   33431
        (Address)   (City)   (State)   (Zip Code)

SEC MAIL RECEIVED / PROCESSING / MAR 2007 / CASH D.C. 202 SECTION

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Michael Jacobs__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Capital Growth Financial, LLC__, as of __December 31, 2006__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CAPITAL GROWTH FINANCIAL, LLC

Financial Statements

December 31, 2006

CAPITAL GROWTH FINANCIAL, LLC
TABLE OF CONTENTS
DECEMBER 31, 2006



Goldstein Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Capital Growth Financial, LLC
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Capital Growth Financial, LLC, (A Limited Liability Company) as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Growth Financial, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co.

Boca Raton, Florida
February 28, 2007

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

CAPITAL GROWTH FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	619,945
Restricted Cash		180,000
Marketable Securities Owned, at Market Value		112,992
Broker Receivable		356,598
Commissions Receivable		572,590
Loans Receivable – Employees, Net		1,339,819
Advances to Employees		340,896
Deposits		59,103
Furniture and Office Equipment at Cost		
Less: Accumulated Depreciation of $88,151		129,471
Other Receivables		103,632
Other Assets		100,474
	$	3,915,520

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts Payable and Accrued Liabilities	$	957,660
Commissions Payable		·627,816
		1,585,476

COMMITMENTS

MEMBER'S EQUITY		2,330,044
	$	3,915,520

The Accompanying Notes are an Integral
Part of These Financial Statements

CAPITAL GROWTH FINANCIAL, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUE:

Commissions	$	12,270,354
Private Placement and Consulting Fees		2,938,559
Trading Gains and (Losses), Net		(259,833)
Interest		263,832
Other Income		952,274
		16,165,186

EXPENSES:

Employee Compensation and Benefits	12,972,392
Occupancy	1,452,585
General and Administrative	1,178,966
Legal and Professional Fees	1,007,884
Floor Brokerage, Exchange, and Clearance Fees	1,007,094
Forgiveness of Loans Receivable – Employees	489,649
Amortization of Loans Receivable – Employees	263,665
Communications and Data Processing	192,507
	18,564,742

Net (Loss)	$	(2,399,556)

CAPITAL GROWTH FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$	2,857,600
Capital Contributed		1,872,000
Net (Loss)		(2,399,556)
Balance, December 31, 2006	$	2,330,044

The Accompanying Notes are an Integral
Part of These Financial Statements

CAPITAL GROWTH FINANCIAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$	(2,399,556)
Adjustments to Reconcile Net (Loss) to Net Cash		
(Used in) Operating Activities:		
Depreciation		43,221
Forgiveness of Loans Receivable – Employees		489,649
Amortization of Loans Receivable – Employees		263,665
Change in Assets and Liabilities		
(Increase) Decrease in:		
Restricted Cash		(2,280)
Broker Receivable		(356,598)
Commission Receivables		222,717
Marketable Securities Owned		239,168
Other Receivables		5,898
Other Assets		85,001
Increase (Decrease) in:		
Accounts Payable and Accrued Liabilities		598,980
Commissions Payable		(47,838)
Net Cash (Used in) Operating Activities		(857,973)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		(61,208)
Loans Receivable – Employees, Net		(721,916)
Advances to Employees and Member		(144,449)
Net Cash (Used in) Investing Activities		(927,573)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributed by Member		1,872,000
Increase in Cash		86,454
Cash:		
Beginning		533,491
Ending	$	619,945
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:		
Cash Paid for Interest	$	31,637

The Accompanying Notes are an Integral
Part of These Financial Statements

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Capital Growth Financial, LLC (the "Company") was organized on February 23, 2001, in the State of Florida. It is a wholly-owned subsidiary of Capital Growth Financial, Ltd. ("LP"), a limited partnership. The Company is effective with the National Association of Securities Dealers ("NASD"), the Securities and Exchange Commission ("SEC"), and the State of Florida as a full service fully disclosed introducing broker-dealer. The Company operates one main office in Boca Raton, FL and one office in New York City, New York. It derives the majority of its income by servicing the needs of its retail and institutional client base.

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm, National Financial Services, Inc. ("NFS"). Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. Securities not readily marketable are valued by management based on their experience in the industry.

Investment Banking

Investment banking revenue includes fees arising from the Company assisting its customers as an underwriter or placement agent in the offering and sale of its customers' security. Revenue is recorded when the transactions are settled.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Pursuant to the Company's clearing agreement, the Company is required to maintain the greater of $450,000 in net capital or the amount as calculated under SEC Rule 15c3-1 and maintain a $150,000 deposit of cash or securities with NFS. At December 31, 2006, the Company's net capital was $216,434, which was below NFS's (but not below SEC Rule 15c3-1) minimum net capital requirement. NFS has verbally granted the Company a temporary waiver of the minimum requirement as of December 31, 2006. The Company also maintains a $30,000 deposit with another clearing agent. Clearing deposits aggregating $180,000 are recorded as Restricted Cash in the accompanying financial statements.

Securities Owned

The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in trading gains and (losses), net in the statement of operations.

Allowance for Doubtful Accounts

The allowance for doubtful accounts for loans receivable is established as losses are estimated to have occurred. The allowance for bad debts is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.

Property and Equipment

Property and Equipment is stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful life of the respective assets, generally three to seven years.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company places its temporary cash investments with high credit quality financial institutions. Cash held by these financial institutions in excess of FDIC limits amounted to approximately $101,000 at December 31, 2006.

Advertising

Costs of advertising are expensed as incurred and amounted to $59,110 for the year ended December 31, 2006.

Income Taxes

The Company is included as part of a consolidated entity tax return for which it is a subsidiary on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is to be included in the tax returns of LP. Accordingly, no provision is made for income taxes in the financial statements.

NOTE 2:   COMMISSIONS RECEIVABLE

Commissions Receivable represents amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

NOTE 3:   MARKETABLE SECURITIES OWNED

Marketable securities consist of corporate stocks and are recorded at fair market value.

NOTE 4:   LOANS RECEIVABLE – EMPLOYEES

The Company advances loans to brokers under employment agreements. Pursuant to the employment agreements, the loans are forgivable based upon continued employment with the Company under terms ranging from monthly to the end of the fifth year of continued employment and bear interest at rates ranging up to 8%. The outstanding balance of these loans as of December 31, 2006 is net of an allowance for doubtful accounts of $438,000. In addition, the Company is obligated under the employment agreements to advance additional loans to brokers amounting to approximately $5,000 based upon attaining certain production criteria.

NOTE 5:   RELATED PARTY TRANSACTIONS

The Company incurs a monthly management and consulting expense from the LP related to long-term business development under an agreement effective September 1, 2004. For the year ended December 31, 2006, management and consulting fees aggregating $150,000 were charged by the LP and paid by the Company. This amount is included in Legal and Professional Fees for the year ended December 31, 2006 in the Statement of Operations.

On September 27, 2006, the LP entered into a new office sub-lease. The sub-lease term extends from November 1, 2006 through August 21, 2014. The Company is sub-subleasing this office space from the LP on a month-to-month basis through remittance of monthly rent directly to the sub-landlord. Rent expense related to the new office space for the year ended December 31, 2006 was approximately $6,800.

NOTE 6:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $216,434, which was $103,434 in excess of its required net capital of $113,000. The Company's ratio of aggregate indebtedness to net capital was 7.33 to 1 at December 31, 2006.

NOTE 7:   OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, NFS. The clearing broker/dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 8:   COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2006, and were subsequently settled had no material effect on the financial statements as of that date.

On November 26, 2004, the Company entered into an agreement to sublease office space in New York. The initial term of the sublease is from January 20, 2005 through July 30, 2009, unless terminated sooner.

NOTE 8:   COMMITMENTS (CONTINUED)

The future minimum annual sublease payments are as follows:

For the Year Ended December 31,		Total
2007	$	177,532
2008		180,924
2009		106,706
Total Minimum Sublease Payments	$	465,162

On October 27, 2005, the Company entered into an agreement to sub-sublease office space located in New York City to an unrelated party. The sub-sublease was contingent upon the Landlord's consent to the sub-subleasing agreement, which was granted by the Landlord on January 13, 2006. The lease term effectively commenced on January 26, 2006 and expires on July 29, 2009. The following is a summary of minimum future rentals receivable under leases for each of the years subsequent to December 31, 2006.

For the Year Ended December 31,		Total
2007	$	170,925
2008		174,999
2009		104,529
Total Minimum Sub-sublease Revenue	$	450,453

In addition, the Company leased a portion of its office space to an unrelated company on a month to month basis from the period from January 1, 2006 through July 31, 2006 for $10,000 per month.

Total sub-lease income was approximately $263,000 for the year ended December 31, 2006 and is reflected net of Occupancy expense on the Statement of Operations.

NOTE 9:   LITIGATION

The Company is involved in legal proceedings relating to claims against the Company and other matters, which are encountered in the normal course of business. While it is not feasible to predict or determine the outcome of any of these cases, it is the opinion of management that their outcome will have no material adverse effects on the financial position of the Company.



Goldstein Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Capital Growth Financial, LLC
Boca Raton, Florida

We have audited the accompanying financial statements of Capital Growth Financial, LLC (A Limited Liability Company) as of and for the year ended December 31, 2006, and have issued our report thereon dated February 28, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Lewin & Co.

Boca Raton, Florida
February 28, 2007

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

CAPITAL GROWTH FINANCIAL, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Liabilities	$	957,660
Commissions Payable		627,816
Total Aggregate Indebtedness	$	1,585,476
NET CAPITAL		
Member's Equity from the Statement of Financial Condition	$	2,330,044
Deduct Member's Equity not Allowable for Net Capital		
Non-Marketable Securities		(5,189)
Total Member's Equity Qualified for Net Capital		2,324,855
Deductions:		
Nonallowable Assets:		
Loans Receivable – Employees, Net		1,339,819
Advances to Employees		340,896
Deposits		59,103
Furniture and Office Equipment, Net		129,471
Other Receivables		103,632
Other Assets		100,474
Total Nonallowable Assets		2,073,395
Net Capital Before Haircuts on Securities Positions		251,460
Haircuts on Securities Positions:		
Corporate Stocks		26,366
Undue Concentration		8,660
		35,026
Net Capital	$	216,434
Minimum Required Net Capital	$	113,000
Excess Net Capital	$	103,434
Excess Net Capital at 1000%	$	57,886
Ratio of Aggregate Indebtedness to Net Capital		7.33 to 1

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2006).

There were no differences between the Company's net capital computation and the computation above.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2006 to December 31, 2006, there were no liabilities subordinated to claims of generated creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.



Goldstein Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

To the Member
Capital Growth Financial, LLC
Boca Raton, Florida

In planning and performing our audit of the financial statements of Capital Growth Financial, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operations of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

Capital Growth Financial, LLC
February 28, 2007
Page 3

This report is intended solely for the use of the Member, Management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Lewin & Co.

Boca Raton, Florida
February 28, 2007

END